# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: InMed Pharmaceuticals Inc., CIK 0001728328
CUSIP: 457637700
Title of class of securities: Common Shares, no par value
Address of issuer's principal executive offices: Suite 1445 - 885 W. Georgia Street, Vancouver, British Columbia Canada (A1), V6C 3E8
Date of event which requires filing of this statement: 05/19/2026
Filed by CIK 0001930214
Persons authorized to receive notices and communications: Frank Kung, Vivo Capital LLC, 192 Lytton Avenue, Palo Alto, California (CA), 94301, (650) 688-0818

## Reporting persons
- Vivo Opportunity Fund Holdings, L.P. (CIK 0001930214): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 718,444; shared voting power 0; sole dispositive power 718,444; shared dispositive power 0; aggregate amount beneficially owned 718,444 (21.7% of the class)
  Comment: The number represents common shares, no par value per share (the "Common Shares") of InMed Pharmaceuticals, Inc. (the "Issuer"), which are held of record by Vivo Opportunity Fund Holdings, L.P. Vivo Opportunity, LLC is the general partner of Vivo Opportunity Fund Holdings, L.P.
  
  The percentage is based on 3,314,063 Common Shares of the Issuer outstanding as of May 4, 2026, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended March 31, 2026, filed with the Securities and Exchange Commission (the "SEC") on May 6, 2026.
- Vivo Opportunity, LLC (CIK 0001728970): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 718,444; shared voting power 0; sole dispositive power 718,444; shared dispositive power 0; aggregate amount beneficially owned 718,444 (21.7% of the class)
  Comment: The number represents Common Shares of the Issuer, which are held of record by Vivo Opportunity Fund Holdings, L.P. Vivo Opportunity, LLC is the general partner of Vivo Opportunity Fund Holdings, L.P.
  
  The percentage is based on 3,314,063 Common Shares of the Issuer outstanding as of May 4, 2026, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended March 31, 2026, filed with the SEC on May 6, 2026.
- Vivo Opportunity Cayman Fund, L.P. (CIK 0001875722): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 72,535; shared voting power 0; sole dispositive power 72,535; shared dispositive power 0; aggregate amount beneficially owned 72,535 (2.2% of the class)
  Comment: The number represents Common Shares of the Issuer, which are held of record by Vivo Opportunity Cayman Fund, L.P. Vivo Opportunity Cayman, LLC is the general partner of Vivo Opportunity Cayman Fund, L.P.
  
  The percentage is based on 3,314,063 Common Shares of the Issuer outstanding as of May 4, 2026, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended March 31, 2026, filed with the SEC on May 6, 2026.
- Vivo Opportunity Cayman, LLC (CIK 0001930113): type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 72,535; shared voting power 0; sole dispositive power 72,535; shared dispositive power 0; aggregate amount beneficially owned 72,535 (2.2% of the class)
  Comment: The number represents Common Shares of the Issuer, which are held of record by Vivo Opportunity Cayman Fund, L.P. Vivo Opportunity Cayman, LLC is the general partner of Vivo Opportunity Cayman Fund, L.P.
  
  The percentage is based on 3,314,063 Common Shares of the Issuer outstanding as of May 4, 2026, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended March 31, 2026, filed with the SEC on May 6, 2026.

## Item 1. Security and Issuer
Title of class of securities: Common Shares, no par value
Name of issuer: InMed Pharmaceuticals Inc.
Address of issuer's principal executive offices: Suite 1445 - 885 W. Georgia Street, Vancouver, British Columbia Canada (A1), V6C 3E8

## Item 2. Identity and Background
Name of person filing:
(i) Vivo Opportunity Fund Holdings, L.P.
(ii) Vivo Opportunity, LLC.
(iii) Vivo Opportunity Cayman Fund, L.P.
(iv) Vivo Opportunity Cayman, LLC.
Residence or business address: The address of the principal business office of the Reporting Persons is 192 Lytton Avenue, Palo Alto, CA 94301.
Present principal occupation or employment: The principal business of each of Vivo Opportunity Fund Holdings, L.P. and Vivo Opportunity Cayman Fund, L.P. is private fund primarily investing in the global public equities of small and mid-cap biotechnology, pharmaceutical, healthcare and life science companies. The principal business of Vivo Opportunity, LLC is to act as the general partner of Vivo Opportunity Fund Holdings, L.P. The principal business of Vivo Opportunity Cayman, LLC is to act as the general partner of Vivo Opportunity Cayman Fund, L.P.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship:
Vivo Opportunity Fund Holdings, L.P. is a Delaware limited partnership.
Vivo Opportunity, LLC is a Delaware limited liability company.
Vivo Opportunity Cayman Fund, L.P. is a Cayman Islands limited partnership.
Vivo Opportunity Cayman, LLC is a Cayman Islands limited liability company.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The funds used to purchase the securities reported herein came from the working capital of Vivo Opportunity Fund Holdings, L.P. and Vivo Opportunity Cayman Fund, L.P.

## Item 4. Purpose of Transaction
Purpose of transaction:
On May 19, 2026, the Issuer, Indigo Merger Sub Corp., a Delaware corporation and a wholly owned subsidiary of the Issuer (the "First Merger Sub"), Indigo Merger Sub II, LLC, a Delaware limited liability company and a wholly owned subsidiary of the Issuer (the "Second Merger Sub" and, together with First Merger Sub, the "Merger Subs"), and Mentari Therapeutics, Inc., a Delaware corporation ("Mentari"), entered into an Agreement and Plan of Merger and Reorganization (the "Merger Agreement"), pursuant to which, among other matters and subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, (i) the First Merger Sub will merge with and into Mentari, with Mentari surviving the merger as a wholly owned subsidiary of the Company (the "First Merger"), and (ii) immediately following the First Merger and as part of the same overall transaction as the First Merger, Mentari will merge with and into the Second Merger Sub, with the Second Merger Sub surviving such merger (the "Second Merger" and, together with the First Merger, the "Merger"). Subject to the terms and conditions of the Merger Agreement, at the effective time of the First Merger (the "First Effective Time"), each share of Mentari capital stock outstanding immediately prior to the First Effective Time will be converted into the right to receive a number of the Issuer's common shares (the "Common Shares") equal to the exchange ratio determined under the Merger Agreement (the "Exchange Ratio").

Concurrently with the execution of the Merger Agreement, certain investors, including Vivo Opportunity Fund Holdings, L.P and Vivo Opportunity Cayman Fund, L.P., executed a Securities Purchase Agreement with Mentari, pursuant to which they agreed to purchase, immediately prior to the First Effective Time, shares of Mentari's common stock in the pre-closing financing. The closing of the pre-closing financing is conditioned upon the closing of the Merger. Upon closing of the pre-closing financing, shares of Mentari's common stock issued pursuant to this financing transaction will be converted into Common Shares of the Issuer, in accordance with the Exchange Ratio and the Merger Agreement.

The foregoing descriptions of the Merger Agreement and the Mentari Securities Purchase Agreement do not purport to be complete and are qualified in their entirety by the full text of such agreements, which are attached as exhibits to this Schedule 13D and incorporated herein by reference.

The Reporting Persons acquired the Common Shares of the Issuer set forth in this Schedule 13D on the open market, starting on May 19, 2026, after the announcement of the Merger Agreement by the Issuer, and ending on June 8, 2026. The Reporting Persons hold the Common Shares for investment purposes.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The information set forth in rows 7 through 13 of the cover pages and Item 4 of this Schedule 13D is incorporated by reference into this Item 5.

The percentage of class was calculated based on 3,314,063 Common Shares of the Issuer outstanding as of May 4, 2026, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended March 31, 2026, filed with the Securities and Exchange Commission on May 6, 2026.
Number of shares as to which each person has sole or shared power to vote or dispose: See response to Item 5(a) above.
Transactions in the class effected during the past sixty days: Except as described in Item 4 hereof, none of the Reporting Persons has effected any transaction of the Issuer's Common Stock in the last 60 days.
Other persons with the right to receive dividends or sale proceeds: Except as described herein, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities covered by this statement.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The information set forth in Item 4 of this Schedule 13D is incorporated by reference in its entirety into this Item 6.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 99.1 Joint Filing Agreement (filed herewith).

Exhibit 99.2 Agreement and Plan of Merger and Reorganization, dated as of May 19, 2026, by and among InMed Pharmaceuticals Inc., Indigo Merger Sub Corp., Indigo Merger Sub II, LLC and Mentari Therapeutics, Inc. (incorporated by reference to Exhibit 2.1 to the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on May 19, 2026)

Exhibit 99.3 Form of Mentari Securities Purchase Agreement (incorporated by reference to Exhibit 10.5 to the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on May 19, 2026).

## Signatures
- Vivo Opportunity Fund Holdings, L.P.: /s/ Kevin Dai, Kevin Dai/Managing Member of Vivo Opportunity, LLC, General Partner (06/10/2026)
- Vivo Opportunity, LLC: /s/ Kevin Dai, Kevin Dai/Managing Member (06/10/2026)
- Vivo Opportunity Cayman Fund, L.P.: /s/ Kevin Dai, Kevin Dai/Managing Member of Vivo Opportunity Cayman, LLC, General Partner (06/10/2026)
- Vivo Opportunity Cayman, LLC: /s/ Kevin Dai, Kevin Dai/Managing Member (06/10/2026)